

March 2, 2011

John Salerno
Chief Executive Officer
iGambit, Inc.
1600 Calebs Path Extension, Suite 114
Hauppauge, New York 11788

> **Re: iGambit, Inc.**
> **Amendment No. 5 to Registration Statement on Form 10**
> **Filed February 8, 2011**
> **Form 10-K/A for Fiscal Year Ended December 31, 2009**
> **Filed February 23, 2011**
> **Form 10-Q/A for Fiscal Period Ended March 31, 2010**
> **Filed February 23, 2011**
> **Form 10-Q/A for Fiscal Period Ended June 30, 2010**
> **Filed February 24, 2011**
> **Form 10-Q/A for Fiscal Period Ended September 30, 2010**
> **Filed February 23, 2011**
> **File No. 000-53862**

Dear Mr. Salerno:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

/s/ H. Christopher Owings

H. Christopher Owings
Assistant Director

cc: Joel D. Mayersohn, Esq.